--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 6-K

--------------------------------------------------------------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                           For the month of March 2005

--------------------------------------------------------------------------------

                                   JACADA LTD.
                 (Translation of registrant's name into English)

--------------------------------------------------------------------------------

                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

--------------------------------------------------------------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|        Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                Explanatory Note
                                ----------------


Attached is:

Exhibit 1. Minutes of Annual General Meeting.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      JACADA LTD.

                                      By: /s/ Tzvia Broida
                                         ---------------------------------------
                                      Name:  Tzvia Broida
                                      Title: Chief Financial Officer

Dated: October 3, 2005

--------------------------------------------------------------------------------

                                                                       EXHIBIT 1


                      MINUTES OF THE ANNUAL GENERAL MEETING
                             OF THE SHAREHOLDERS OF
                                   JACADA LTD.

                                 (THE "COMPANY")

                           HELD ON SEPTEMBER 27, 2005

Mr. Gideon Hollander called the Annual General Meeting (the "Meeting") to order at 09:00 AM (Israeli Time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, after an advanced written notice was given in accordance with the Company's Articles of Association (the "Articles") to all the Company's shareholders of record as of August 18, 2005. Mr. Gideon Hollander called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 11,290,820 Ordinary Shares, par value NIS 0.01 per share of the Company, constituting 57.79% of the voting power of the Company.

Mr. Hollander declared that the Meeting could be lawfully held and that a quorum, pursuant to Article 26(b) of the Articles, is present.

Mr.  Hollander  was  appointed  as Chairman of the  Meeting in  accordance  with
Article 27 of the Articles.


THE AGENDA:

1. To re-elect Mr. Gideon Hollander and Mr. Yossie Hollander to the Board of Directors of the Company to serve as Class III Directors for an additional term of three years;

2. To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2005 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board to fix the remuneration of the independent auditors;

3. To re-elect Mr. Dan Falk to the Board of Directors of the Company to serve for an additional term of one year;

4. To approve the extension of the Company's existing employment agreement with Mr. Gideon Hollander, the Company's Chief Executive Officer, for an additional two years;

THE MEETING:

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1. RESOLVED, that Mr. Gideon Hollander and Mr. Yossie Hollander be, and they hereby are, re-elected to serve as Class III Directors of the Company for an additional term of three years.


       Appointment of Gideon Hollander:

       For:  10,631,946 shares constituting 94.16% of the shares voting.
       Abstain: 658,944 shares constituting 5.84% of the shares voting.

       Appointment of Yossie Hollander:

       For:  10,632,546 shares constituting 94.17% of the shares voting.
       Abstain: 658,344 shares constituting 5.83% of the shares voting.

2. RESOLVED, that the Company's independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2005 and for such additional period until the next Annual Shareholders' Meeting, such re-appointment having been previously approved by the Audit Committee of the Board. The Board of Directors be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.


       For:  10,616,224 shares constituting 94.02% of the shares voting.
       Against: 1,768 shares constituting 0.02% of the shares voting.
       Abstain: 672,898 shares constituting 5.96%% of the shares voting.


3. RESOLVED, that Mr. Dan Falk be, and he hereby is, re-elected to serve as an Unclassified Director of the Company for an additional term of one year.


       For:  10,545,575 shares constituting 93.40% of the shares voting.
       Abstain: 745,315 shares constituting 6.60% of the shares voting.

4. RESOLVED, to approve the extension of the Company's existing employment agreement with Mr. Gideon Hollander, the Company's Chief Executive Officer, for an additional two years.


       For:  11,167,271 shares constituting 98.90% of the shares voting.
       Against:  59,438 shares constituting 0.53% of the shares voting.
       Abstain:  64,181 shares constituting 0.57% of the shares voting.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

           There being no further business the Meeting was adjourned.


                              /s/ Gideon Hollander
                            -------------------------
                                Chairman - Gideon
                                    Hollander